Exhibit 99.7

NDTV Question and Answer Session

INFOSYS Limited NDTV Call

Q4 FY 2014 RESULTS

April 15, 2014

CORPORATE PARTICIPANTS

S. D. Shibulal

Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

B.G. Srinivas

President & Member of the Board

Sandeep Dadlani

Head – Retail, CPG and Logistics

Pravin Rao

President & Member of the Board

Srikantan Moorthy

Head - Human Resources

Interviewer

Prashant R. Nair

NDTV Profit

Prashant R. Nair

Welcome back. Infosys Results – The Big Day. Numbers are with us; 4th Quarter margins and profit after tax are better, guidance is better, revenue growth though a little disappointing. The top management team is with us here – S. D. Shibulal is CEO and Managing Director at the company; Rajiv Bansal is CFO at Infosys. Thanks very much both of you, great to have you, guys.

Shibu, let us just start with 0.4% revenue decline in 4th quarter. What was that on account of? PAT has been boosted by other income a little bit and there is a 50 basis improvement in margins. I will get to margins with Rajiv in a bit, but why you do not start?

S. D. Shibulal

Let me give you an overview; the revenues for Q4 $2.092 bn and it did decline by 0.4%. The reasons are that we had some challenges in CPG area as well as in Hi-Tech, Manufacturing area. At the same time, year-on-year our revenues have gone up by 11.5% in reported currency terms and 12.4% in constant currency terms and our guidance was 11.5-12%. Margins have improved quarter-on-quarter. Not only that, margins have improved quarter-on-quarter over the last 2 quarters. Utilizations have gone up from 71% last year to 76% this year. The revenue productivity has gone up by 1.2%. We have doubled our growth rate from last year to this year; last year our growth was 5.8%, and this year in constant currency terms that is 12.4%. We have doubled our growth rate; we have narrowed the difference between our growth rate and the industry growth rate. We have very strong client additions; we have added 238 new clients (gross), number of million dollar clients have gone up from 448 to 501 and we have given a guidance of 7.9%.

Prashant R. Nair

You have told me all the good stuff, but let me ask you specifically, the revenue decline 0.4%, you warned mid-quarter about it.

S. D. Shibulal

I will give you some color on it. If you look at the Retail and CPG industry from where we get about 15% of revenue, they had good holiday sales but their margins were weak because the holiday sales came at very steep discount. So their margins got hit and they have controlled their investments into the discretionary spend. If you look at Manufacturing which is about 23% of our revenue, a very large portion of that comes from Hi-Tech Manufacturing. And if you look at Hi-Tech, Manufacturing capital expenditure is down, PC sales is down and they are also controlling cost. There are a few accounts wherein Hi-Tech and Manufacturing, we constantly see an uptick in the first quarter of the calendar year and we have not seen that.

Prashant R. Nair

Manufacturing is what… about 25-odd-percent?

S. D. Shibulal

Manufacturing is about 23% for us.

Prashant R. Nair

And Hi-Tech out of the Manufacturing is?

S. D. Shibulal

Hi-Tech is a very large portion of that.

Prashant R. Nair

And that has been giving you trouble?

S. D. Shibulal

That has been giving us trouble.

Prashant R. Nair

Manufacturing though in constant currency is up half a percent?

S. D. Shibulal

It is up by half a percent but it is after the impact of the Hi-Tech. In calendar Q1, we have always seen an uptick with our High Tech Manufacturing; we have not seen that this year. We have also seen some sporadic project cancellations, especially in the discretionary spend in other clients. That has resulted in our revenue being slightly down in Q4, but we have met lower end of our guidance of 11.5%.

Prashant R. Nair

Which you said, it will be close to the lower end of the guidance. Margins have improved and they continue to improve. So could you just break this up?

Rajiv Bansal

If you look at FY 13, our margins are declining as the year progressed and we ended the year at about 23.5% operating margin. If you look at this year, we started the year at 23.5% but over the year we have improved the operating margins to about 25.5%. That is a good sign. I think all the thing that we spoke about – cost optimization, focusing on growth and everything is working. This is also after giving wage hikes to employees. We have given two cycles of wage hike; one we gave in July of last year; one this April. So I think we are doing well on our margins front

Prashant R. Nair

But most of this is coming from controlling cost, right?

Rajiv Bansal

Operational parameters have improved. Our onsite mix has dropped by 0.4%, utilization is marginally up, revenue productivity is almost flat. Operational parameters are doing well for us. We had Rs.183 crore of forex gain this quarter as against Rs.119 crores which has helped us in the non-operating income which has resulted in higher net margins for the quarter. What I see the margins profile going forward, typically in the first quarter because of wage hike, visas and promotions that we rolled out in first quarter, you would see a 250-300 basis points drop in the first quarter margins. That is normally which happens every year in the first quarter. Considering that we have to still accelerate our growth, we still have to look at every opportunity which is there in the marketplace, we would continue to invest back in the business. I would expect the margins profile for the next year to be in line with this year.

Prashant R. Nair

Which is about 24%?

Rajiv Bansal

Is about 24%, and this 24% this year is after taking a charge of 35 mn in second quarter for visa-related matter. So I would expect the margins to be around the same.

Prashant R. Nair

So what would earnings per share be? I have got the margin, I have got the revenue growth….

Rajiv Bansal

Very difficult because lot will depend on forex gain and non-operating income. This quarter our yield has gone up marginally to 9.45% as against 9.31% last quarter. So operating margin is the right way to look at how the business is and what the operational parameters are and how well we are running our business. Net margin will depend on how the interest rate movement happens, how the forex changes happens over the year.

Prashant R. Nair

So let me just wrap out fiscal ‘14 and then I will talk about fiscal ’15. Why not give out the special dividend? There was expectation on that one.

Rajiv Bansal

We increased our dividend payout to 40%. The feedback we have been getting from the investors is that a special dividend they really do not appreciate because there is no predictability of a special dividend.

Prashant R. Nair

But they love it any which way.

Rajiv Bansal

If you do not increase the dividend payout ratio, but you give a special dividend, of course, they will love it. But they would prefer a dividend payout ratio increase as against a special dividend because it’s brings predictability to their return. What we have done is we looked at our cash flow requirement for the next couple of years, how much cash we are going to generate, what are the business requirements, where we need to invest and we felt comfortable that we should increase the dividend payout ratio to about 40% of post-tax profit which we have done.

Prashant R. Nair

Can you give me some more color on Q1, Shibu – how is it going to look like, because your guidance implies about 2.9-odd-percent growth fiscal’15 Q1 to Q4?

S. D. Shibulal

Our deal pipeline is marginally up. At the same time decision cycles have expanded, especially in the discretionary spend. Discretionary spend is a very large portion of our revenue; it is about 33% of our revenue; it has marginally come down from Q3 to Q4.

Prashant R. Nair

I was looking at the discretionary segments, right, – Consulting is down 3% quarter-on-quarter, products are down about 8% quarter-on-quarter, the cost segments have done well – Testing, IMS.

S. D. Shibulal

It is also a reflection of the large deals which we have won because we have been very focused on our winning very large deals; we have multi-year deals, the revenues take time to realize; first year, we get about 8% of the revenue. What you are seeing is a reflection of our focus on winning very-very large opportunities; this quarter we have won $700 mn TCV on four deals. Our clients are very focused on cost. That means that the discretionary spend does come under pressure. Finacle did not have a good quarter, that is what is showing up in the Products and Platforms.

Prashant R. Nair

Can you give me the numbers for Finacle?

Rajiv Bansal

Finacle last quarter was about $80 mn, this quarter we have done about $72 mn. There is a decline of $8 mn sequentially.

Prashant R. Nair

What is your expectation going forward for Finacle?

Rajiv Bansal

Finacle doesn’t have a predictable quarter-on-quarter growth because it depends on the license sale and then how you get the revenues. In Finacle again, there are lots of investments happening in terms of their ability to capture the developed markets. We have to prepare the product for the developed markets since that is where the growth opportunities are. So Finacle would continue to underperform the company to a large extent even next year because that would be the year of investment. I think after that it should take off in a big way.

Prashant R. Nair

So we are talking about Q1 and Q2 so I mean you said that margins are usually under pressure because of wage hikes etcetera but in terms of the revenue momentum what is it going to look like?

S. D. Shibulal

So I think we have given guidance for the year for the full year 7-9% and that will pan out during the next four quarters.

Prashant R. Nair

I have got of course the 24-odd-percent margin for the full year as well which you said which is similar to ’14. You have said sales, delivery and cost optimization are the 3 sort of focus areas right, cost is of course the focus is showing through what about sales and delivery, how long will it that start to show up?

S. D. Shibulal

In sales we are continuing to invest. Actually we are recruiting 200 people globally from the best universities like Stanford, Harvard, MIT and they will join our sales force and that will enhance our sales capability. On the production side we are very much focused on driving productivity, we are very much focused on driving efficiencies.

Prashant R. Nair

But Shibu by the time these people come on board and they familiarize with themselves to the accounts, clients, etc., how long before we actually see them running?

S. D. Shibulal

That is exactly what we said. We said that it will take about 3 years’ time and we are only in to the first year of our 3-year period. The optimizations and the operational efficiencies are easy to bring, it is not only cost optimization. We have brought in a lot of operational efficiency. Our utilization has improved by 71% to 76% year-on-year. Our onsite-offshore ratios have improved. All of those are cost optimization and the operational efficiencies. They are easy to do. They are somewhat short-term whereas change in sales in production are long-term and that will take a period of 2 to 3-years.

Prashant R. Nair

Any thoughts Rajiv on this one?

Rajiv Bansal

I think what Shibu said is right. Typically when we are hiring 200 people from best universities in US for our sales, it is not about short-term perspective of how early they would start giving us returns. It about building up a sales engine which will deliver sustainable growth year-after-year. That is the reason I keep saying that right now we have to invest back in the business and we are in the investment phase. Any opportunity that we get to build a sustainable model, we have to invest and that is what we are doing.

Prashant R. Nair

That sales comment gets me to my next question attrition has increased again its 18.7% from 18.1% last quarter that has been a big worry. You have spoken about that in the past so what are you doing to manage that?

S. D. Shibulal

Actually if look at attrition which is 18.7% about 1.2% of that is involuntary, So it is about 17.5%, it is still not comfortable for us. If you look at the last 12 months, we have done number of things. We have given two compensation increases, 9-months back we gave 6 to 8%, just now we gave 6- 7%. We have done large amount of promotions and progressions during the year. We have restructured the compensations. That has been one of the big asks from our employees. So we restructured the compensations and made it more predictable, we have done that. We have implemented a number of training programs within the organization. We have taken a very conscious decision that we will promote our people rather than bringing people from outside. There is an enormous focus on promoting our own people. We have implemented a fast-track program in the company whereby high performance can move up. We have given a very high variable compensation. We have given the variable compensation to CRR-1 and CRR-1+, almost 100% so we have done a number of things.

Prashant R. Nair

Is that your top priority sort of managing attrition?

S. D. Shibulal

It is one of the most important things. Our employees are the biggest asset which we have and we have to make sure that they are here. We have done a number of things. There is a tail effect. The things have to be done, they have to sink in.

Prashant R. Nair

How long before attrition drops back below say 18%?

S. D. Shibulal

So we are expecting that all of these things which we have done, will have a positive impact on our attrition and attrition will move in the right direction.

Prashant R. Nair

Rajiv, how long before attrition is back below 18%?

Rajiv Bansal

I hope next quarter but we have made all the investments in employees. The growth as well is a very critical because employees see their growth opportunities and their career growth with the growth of the company and that is very important.

Prashant R. Nair

But it is like a loop right? Mr. Kakal was 9th senior exit but also mid-level people leaving that in turn sort of affecting growth that in turn sort of demoralizing the company. At the same time you are trying to affect this turn around.

S. D. Shibulal

Once you put all these in perspective. If you look at senior attrition we are about 160,000 people. If you look the leadership pool, even if I take 1% that is 1600 people and we are talking about 8 or 9 people leaving.

Prashant R. Nair

Shibu, there cannot be 160,000 people where there is only one CEO right?

S. D. Shibulal

That is true but there are hundreds of people who are quite capable of being CEOs in this company. Let us not forget that then we have instituted this leadership institute program 10 or 12 years back to make sure that we had a deep leadership pool. Every of those changes we have implemented timely without impacting the clients. So that is also very important that we are able to transition it effectively when there is attrition.

Prashant R. Nair

So you said and I am going to hold you to that what you said just 2 minutes back, you said that we are focused on promoting people internally. You want to step down earlier than your retirement date. What promoted that Shibu?

S. D. Shibulal

First of all it is important to give clarity because my date is fixed because of my superannuation. January was the board meeting just before that date, so what I have said is that either I will step down in January or at the earliest point when a successor is found

Prashant R. Nair

When your successor is found?

S. D. Shibulal

Found and that is because Nominations Committee has started the search and it is important for me to give clarity on my plans and that’s exactly what I have done.

Prashant R. Nair

No, but your retirement was due in March right?

S. D. Shibulal

True.

Prashant R. Nair

But you are saying that January or earlier?

S. D. Shibulal

Based on the Nomination Committee’s search.

Prashant R. Nair

What should we read from that?

S. D. Shibulal

Exactly what I said.

Prashant R. Nair

Which is what?

S. D. Shibulal

What I said is I will be latest by January Board Meeting.

Prashant R. Nair

What is the thinking, is the thinking as you said earlier when you said that but we are very focused on promoting people from within, instead of bringing people from outside that holds true for the top job as well?

S. D. Shibulal

So that is the question to the Nomination Committee but the more important question you should ask is that the right capabilities are required. That’s the most important decision to be made and the Nomination Committee has to take a decision who should be the next CEO.

Prashant R. Nair

Right so you will not tell me who is in the pipeline?

S. D. Shibulal

I will not.

Prashant R. Nair

Rajiv, any thoughts on this because not Shibu but the senior management exits and how that is sort of impacting, it has got to show up. You can say that 160,000 people and only 9 exits.

Rajiv Bansal

I think I agree with Shibu you have to look at it in the right perspective, 9 people in a 160,000 people’s company is okay. We have a deep leadership pool.

Prashant R. Nair

Doesn’t that have a trickle-down effect?

Rajiv Bansal

Not really, organization is built over years. You develop people, you develop leaders and you have given them the opportunity to come up, participate and contribute to the company. They are very capable people who can take up the high leadership roles at the earliest. The company has catered this kind of ecosystem where it encourages people to come out. I am not too worried about few senior management exits. We have to handle this whole transition very well and that is very critical. Nominations Committee, the Board and the senior management is doing everything possible to ensure that transition is smooth, business momentum continues, the investments are made, and we grow well.

Prashant R. Nair

Fair enough Rajiv, Shibu thanks very much both of you great to have you guys here and I hope to see you next quarter Shibu.

S. D. Shibulal

I look forward to seeing you again.

Prashant R. Nair

Thanks very much both of you appreciate.

Rajiv Bansal

Thank you.

Prashant R. Nair

That’s the CEO and the CFO at Infosys we are going to take a very quick break and we back in 2 minutes. B.G. Srinivas – President and Sandeep Dadlani – Head, Retail, CPG and Logistics is with us when we return. We are back in 2 stay with us.

Prashant R. Nair

Welcome back. We are coming to you from the Infosys headquarters here in Bangalore. We had Shibulal and Rajiv Bansal, CEO and CFO at the company. The next top management team is with me - B.G. Srinivas is President, the man they say could be the next CEO at Infosys. B.G., thanks very much for coming in, good morning. I do not know how you take that introduction, but I will get to that just a bit. Sandeep Dadlani is Head – Retail, CPG, and Logistics. Sandeep, thanks very much, good morning. Great to have both of you here.

B.G., let me just tackle that one, head on first step right, the people issue with people exiting Shibu now saying well, he would like to step down January or whenever his successor is found whichever is earlier. What are your thoughts, I mean about the entire people churn which is happening, the changes?

B.G. Srinivas

See, we have been very transparent in the fact that we have clearly announced the succession planning. The Nominations Committee has clearly stated the next steps they are going to take. So this is like any transition for any large globally respected corporation. We are following the process. I am sure with the search both internal and external, we will find a good person who can take such a wonderful corporation forward.

Prashant R. Nair

The feedback that I get from the outside world and it is not what I am saying, but what I hear from people who track the industry, who drive the company for years internally. Shibu just said and he was talking about the mid-level management, not the top most senior management. He was saying, the focus now is to control attrition and it was in that context he said the focus is to promote people internally and that is the idea. That can be said about the top job as well and if that is true, what I hear is well you are the man for the job.

B.G. Srinivas

Yes, Shibu did mention that in terms of the leadership both depth and breadth. There are a significant number of people within the organization. Again as a principle, we have always said in line with our growth and our global ambitions for growth, we will make sure there is enough opportunity for talent within, at all levels including leadership levels that we try and encourage that. It does not deter us from looking for external talent wherever we have capability gaps and that also, we look at all levels. So nothing significant has changed. So we continue on the journey and yes, we are at the point where in the next 2-3 quarters the transition will happen.

Prashant R. Nair

But the company remains committed to promoting leaders from within that is the ethos, that is the safe statement to make.

B.G. Srinivas

The company would look for promotions and opportunities for majority of the people as long as they are the right people and they have the right capabilities. That goes without saying. At the same time like we have done in the past, we continue to look for external talent where we have capability gaps and we bridge it.

Prashant R. Nair

Mr. Kakal’s exit was the 9th senior level exit right. So how are you dealing with that? What is the impact that you are seeing?

B.G. Srinivas

If you look at our leadership pyramid, we have about 50-60 Tier-1 leaders in the company. We have close to 150 Tier-2 leaders and about 300+ Tier-3 leaders. Like I mentioned, we have good talent at every level and I am sure at every level, there are people who have ambitious plans and they have opportunities and we wish them well. At the same time, we have ensured that as far as our business is concerned, our focus on growth and on clients, there is nothing which is impacted when some of the talent leaves. Again in terms of percentages, these are something which is normal for most corporations. I do not know why Infosys gets an undue large attention for any kind of exits.

Prashant R. Nair

That is because, I mean Infosys has seen actually maximum numbers exits right?

B.G. Srinivas

I would not try to qualify maximum or minimum. But as far as we are concerned, we are focused on the business, we are focused on our clients, we are focused on our employees. We do believe that we have the wherewithal and confidence to take the journey forward. Some individuals who are ambitious and who have other plans, we wish them well.

Prashant R. Nair

But would you say some of these exits which we have seen are because of the turnaround which is being affected at Infosys over the last year and a half or so?

B.G. Srinivas

In the last couple of years while we have faced some challenges, we are on a transformation journey. The world around us is changing, clients expectations are changing and we need to reskill and rebuild the organization and we are on the journey. As any global organization which goes through transformation, there will always be some who would want to continue and be a part of the transformation, some would want to have other choices. It is a part of any large corporation going through transformation.

Prashant R. Nair

Sandeep, so Shibu was telling me Retail has been sort of sluggish in the quarter right and it is an important segment as overall contributor to revenue. Can you just talk about what exactly went wrong and what is the outlook more importantly?

Sandeep Dadlani

Sure Prashant. Well, thanks for having me first of all. As we entered this quarter, a number of my clients, retailers in particular found their EPS dropping because they really discounted themselves to get a decent holiday season. After that, there was a bad weather all across the Americas and select parts of the rest of the world as well. Consumers never went out to shop. Our clients also had data breaches, credit card breaches which really diverted attention of multiple retailers to their own data security issues. All of this resulted in postponements of projects, cancellation of some projects. We had won some projects which never ever ramped up. They have postponed to following quarters. From my perspective, this is a one-off event. It was a confluence of perfect storm of events happened this quarter. Just today morning, the Commerce Department has declared record March sales because sun has come out. When the sun comes out, people will come out to shop. NRF is saying that there will be 9%-12% increase in online sales which means that digital transformation initiatives will continue. So I feel that this quarter was a one-off for Retail and CPG and as we move forward, hopefully we will see a confluence of deals happening, decisions happening, some of the projects that had been postponed, would come back. So I am looking forward to the future.

Prashant R. Nair

What is the exit rate growth for the segment this year fiscal ‘14 and what is the fiscal ‘15 look like broadly?

Sandeep Dadlani

So fiscal ‘15, we have given a guidance and it is representative across verticals very accurately. I think we had good 3 quarters in Retail, CPG, and Logistics and financially that is coming off. This quarter, we had negative growth as you know, but I think what is important to look at is, was this a one-off?

Prashant R. Nair

You saying its a one-off?

Sandeep Dadlani

I personally believe it is absolutely a one-off. We are seeing a decent deal pipeline. I am looking forward with a lot more optimism.

Prashant R. Nair

We got through a lot of the financial numbers with Rajiv and Shibu earlier, but few things I would like to touch base upon, pricing is down about 1% on a blended basis. Can you just talk about that? That is a negative, I mean fiscal ‘15 what is it looking like?

B.G. Srinivas

See by and large, if you look at across sectors, overall clients are going through challenging times and their margins are under pressure. So there will continue to be cost pressure, but we are seeing pricing being relatively stable. Quarter-on-quarter, there could be marginal movements, but by and large it is relatively stable. There are some specific cases, the clients are looked at as a part of their cost optimization, looked at how they can take cost out and in that context we have been in discussions with them. It is something which we will see even as we go forward.

Prashant R. Nair

There is downward pressure on pricing going into fiscal ‘15 as well, right?

B.G. Srinivas

I would say it is going to be stable, with a little bit bias towards the downside. It is going to be stable by and large, but yes there is going to be some pressure.

Prashant R. Nair

Discretionary segments - Consulting, Products, they are all down quarter-on-quarter this quarter. The cost segments, testing, etc., has done the job for you. Just comment on discretionary spending in especially Q1, the first half basically.

B.G. Srinivas

See, again I would not read too much into the quarterly phenomena. If you look at the full year, Consulting has grown 18%. So it has done well overall for the full fiscal year ‘14. Quarterly, this can vary up and down, but by and large in today’s context the discretionary spend is coming out or cost savings from the regular business or run the bank or run the e-shop kind of operations. Because there is an overall budgetary pressure on IT, what clients are looking at is take cost out from the regular business and make provisions for discretionary spends and in discretionary spends, there are two distinct areas where there is focus. One is Digital Transformation, Analytics, Cloud, Mobility, all those new areas. The second element is regulatory pressure. There is so much focus on, for example in banks, regulatory reporting anti-fraud, particularly money laundering. These are areas where they are focusing attention on, putting in new controls, systems and then trying to manage with that. We will continue to see discretionary spend which will be selective, but the budgets will come out of cost savings from the regular business.

Prashant R. Nair

I was referring more to fresh discretionary spends that remains under pressure.

B.G. Srinivas

That remains under pressure, but again it varies by sector. For example in Automotive, we have seen a resurgence of some of the discretionary spend. In Industrial Manufacturing Goods, again there is discretionary spend. In Insurance Sector again, because they are looking at newer players who are coming into the market for launching their new products and services they have set aside money. So it varies by sector. There is still element of discretionary spend. We are continuing to leverage our consulting-led capabilities in that direction to make sure that we capture that part of the business. Platforms is something where we are seeing increasing interest from our clients. We have 7 platforms already in the market. We will be more focused on transitioning from traditional operating model to new operating models.

Prashant R. Nair

Fair enough. Good luck gentlemen. B.G., thanks very much. Sandeep, appreciate you are drop in by. Great to have you. Good luck.

B.G. Srinivas

Thanks Prashant.

Prashant R. Nair

Let us take a very quick break. On the other side, you will hear from Pravin Rao - President; Srikantan Moorthy - Group Head, Human Resources. So we are going to take that quick break.

Prashant R. Nair

Pravin Rao is President at Infosys; Srikantan Moorthy is Group Head - Human Resources at Infosys. We are coming to you of course from the Bangalore headquarters of the company, looking at fiscal ‘15 guidance and of course the full year and Q4 numbers which came out earlier today. Gentlemen, thanks very much great to have both of you here.

Mr. Rao, let me start with you. So let us talk about fiscal ’15 and what you have said 7% to 9% growth implies 2.1% to 2.9% growth every quarter Q1 to Q4. But I just want to talk about Q1 and Q2 in particular. What kind of visibility do you have for these two quarters and what should we expect? Because in the mid-quarter update you said, Q4 will look a little sluggish; guidance will be at the lower end, that is what has happened. The spillover I am sure will happen in Q1 and Q2. What is your reading?

Pravin Rao

If you look at the environment today cost optimization has been new normal. Across the board, across the industry the clients are looking at cutting cost and trying to reinvest back in terms of consumer facing activities, in terms of front-end activities and driving growth. While there is some positive momentum on the discretionary spend, at the same time when we looked at what happened in quarter 4, even some of the discretionary spend also came under pressure because of the volatility in the environment. Unfortunately we are getting in to this new fiscal with a very low exit rate and low momentum. The pipeline is decent but the pipeline is limited to 3-4 months at a time at any point of time, given the volatile nature of the same. In terms of areas of spend, we are seeing lot of opportunities around Cloud, Infrastructure Management. We are seeing the opportunities around the whole Digital space, Mobility, Analytics and SMAC world. Net-net I think for the year we have given guidance of 7% to 9% and it is important for us to do well in quarter 1 and quarter 2, so that we can meet our guidance.

Prashant R. Nair

But when you said pipeline it is for 3-4 months?

Pravin Rao

I am referring to the visibility of the pipeline. Pipeline is decent but today given the volatile nature, in most cases businesses are not committing to a long-term thing. Most of the pipeline that we see is three to four months kind of thing. That is the nature of the industry because of all the volatilities happening out there. So we are not able to get full visibility for the whole year. We are looking at the pipeline. The pipeline is decent and if you do well in quarter 1 and quarter 2, the momentum will carry forward in quarter 3, quarter 4 and on that basis we have guided.

Prashant R. Nair

Q4 pricing was down a little bit and B.G. was telling me that pricing should be stable but there is downward pressure on pricing because margin guidance is I think around 24% or so like fiscal ’14?

Pravin Rao

See there are two aspects to pricing, right? One is the rate card. By and large the rate cards are steady, there is not too much pressure on the rate cards. Whenever we have rate increases, that comes but at the same time there is tremendous pressure on deals because it is a competitive. In many of the deals, you have to go very aggressively to win. We have to price to the market expectation and then we will work backwards to make sure we meet our margin requirements. So from that perspective pricing is stable but under lot of pressure particularly on large deals and those kinds of opportunities. From an overall margin perspective, while one aspect is the pricing, the other aspect is we are extremely focused on growth. We want to continue to make the investment which will help drive the growth. I think the overall margin guidance has been given with respect to that aspect.

Prashant R. Nair

I just want to talk about the attrition, I am sure you get asked this quite a bit. So what is Infosys doing to control this problem?

Srikantan Moorthy

So if you look at it from an employee perspective what does an employee want? One is from a high performer, I want to be recognized for it and get career progression. I want learning opportunities. I also want to be able to talk to family and friends where I work. So now those are exactly where we started and things that we are doing. For example, while we announced the wage hike and you got the numbers, people who have done well and got promoted has been as much as a 30% increase in their compensation. That is recognition of high performance. The second, we have created several new learning opportunities for people and relevant learning opportunities based on demand, looking at the new structure we have created for talent fulfillment so that people can re-skill themselves on new areas that are relevant for them to apply that knowledge. Last quarter across Development Centers in India, we ran our program called “Petit Infoscion” where people came with their families to the company for a one-day experience. In fact when somebody wakes up in the morning and tells their parent I am glad you work for Infosys, we know that you are building that emotional connect. So it is really about all 3 aspects - the financial value add, the educational value add and the emotional connect. That is really what we are doing to enhance this connect and the retention of our people.

Prashant R. Nair

So quarterly attrition rate 22.7% is that the highest ever? Have you been ever at this level?

Srikantan Moorthy

We have been at the higher end of what we are seeing for some time now. So that is certainly is an area of concern, no question. But I think also recognizing what we need to be doing and what we are seeing now. It is exciting now that the company has double digit growth; utilization has gone up to 78% from 71.5%.

Prashant R. Nair

So slowly you are starting to sort fix that?

Srikantan Moorthy

Right. So all of those will play an important role in people getting connected and being engaged with the organization and therefore staying back.

Prashant R. Nair

Because it is also a loop, right? If growth comes back, there is excitement, people want to stay and grow with the company. But at the same time unless you get to very strong growth or industry rates of growth, people leave and that affects business and in-turn growth falls and people leave. So how do you sort of fix that and how do you break that cycle?

Pravin Rao

No, I think as Tan said, clearly people are looking for career opportunities and career growth. So one aspect is growth; the second aspect also is we are focusing a lot more on the internal re-skilling. So our dependency on external recruitment will come down dramatically and we are able to create more promotional opportunity for people. So even with this 7%-9% growth, if you are able to create more and more opportunity for internal people, allow career mobility and so on, that will go a long way in addressing their needs. We are doing multiple things. We continue to focus lot more on re-skilling them, enabling them so that their mobility within various groups also increases across technologies and we are able to create opportunity for them.

Prashant R. Nair

As far as hiring goes, I think you have added about 2,000 employees on a net basis. For the year you have added about 3750 odd employees or so. Just to sort of compare this against TCS, they have added about 14,000 employees over the first three quarters of fiscal ’14. Of course the rates of growth have also sort of varied quite a bit but what is your stand on this employee addition metric?

Srikantan Moorthy

Now utilization plays a big role in that. As the utilization number increases, then the need for adding more employees comes about. That is number one. Number two, we are focused more on adding people from the campus for the coming year. So getting them from the campus there are two things. One, of course they get through a lot of training which makes them attractive in the marketplace but more importantly from our perspective it also gives us the opportunity to help them get trained on areas that are relevant to our business and also gives growth opportunities for people in a sense. That is how the numbers play out for us.

Prashant R. Nair

About wage increases, you followed the April to March calendar now so what should we expect?

Srikantan Moorthy

So we just did that, right? That is what we announced for the market so I think people are asking that question because ahead of time we have already given them the letters, right?

Prashant R. Nair

Another one is always welcome.

Srikantan Moorthy

Of course and we did twice already in this year. So by March 31st for the first time in a long time, people got the compensation increase letters before April 1st.

Prashant R. Nair

So I was chatting with Shibu earlier so the three focus areas which all of you spoken about quite a bit - Sales, Delivery, and Cost. Cost is the easiest to tackle, right? Margins now after being in a secular decline, have started to rise at 25.5% or so. By when do we see or rather how do you see the first two elements of this strategy sort of panning out and how long will it take before we start to see the impact of fixing sales machine, fixing delivery effectiveness in the numbers, how long do we see?

Pravin Rao

If I remember right when Mr. Murthy came back, he talked about a 3-year recovery. He talked about cost optimization that it will take 6-12 months and then sales will take about 12-18 months and delivery will take the longest because there we have to focus lot more on automation and lot more investments in those areas. That probably will lag behind these two. As you rightly said, we are well underway on the cost optimization thing. Sales we have done several initiatives and we have started seeing momentum there we are focusing on increasing the sales bandwidth; we are building the sales pyramids; we are looking at proposal effectiveness and so on. On the delivery side again we have taken that.

Prashant R. Nair

That also ties in with attrition, right? Middle level I guess more, senior level exits get talked about quite a bit but the guys who do the hard work; the senior guys get sort of a foot in the door but the middle rank has to do the hard work taking business forward, deepening the client account, etc., so you have to focus?

Srikantan Moorthy

Right, so promotion opportunities for them, learning opportunities for them and compensation change for them makes the difference. We did significant number of promotions this time, the opportunity to get promotion through re-skilling. Not only the amount of people you got to bring from outside, but for internal people.

Pravin Rao

See on the delivery side we are focusing on multiple things. One, we are focusing on automation, building various tools to help in automation, then we have several platforms. But when you look at it from a client perspective they are looking at reducing their cost, we are focusing on industrialization, coming up with tools, helping through automation and through service improvement, we are trying to industrialize their current assets. Then we have platforms to modernize their current assets and migrate them to newer technologies and so on. So, we have fair amount of platforms. We are trying to bundle them together and focusing lot more on this. Lastly, clients are also looking speed-to-market, so we have our own patented Global Agile Methodology and based on IP which is again helping clients in terms of particularly Agile Projects helping clients in terms of speed-to-market kind of things. So we are focusing a lot of investments on tools we are also focusing on individual productivity improvement so that we can have focus interventions, we can also optimize a number of people in to this project.

Prashant R. Nair

That will take time.

Pravin Rao

Yes, I mean these are all efforts underway and as I said it will probably take time.

Prashant R. Nair

But the good news I think is that broadly we can say fiscal ’15 will be better than fiscal ’14, can I say that?

Pravin Rao

I mean we have given a guidance of 7%-9%. That is the reality. Even though quarter 4 was a tough quarter overall we are happy with our performance in FY15 because we doubled our growth. Utilization has improved we have the highest number of client additions. So on lot of metrics we have done well in FY14. We are confident but at this time we are looking at about 7% to 9% growth.

Prashant R. Nair

Fair enough. Mr. Rao, thanks very much and appreciate you dropping by. Great to have both of you here. Good luck.